BAKER                                             TRI-CITIES TENNESSEE/VIRGINIA
DONELSON                                          207 MOCKINGBIRD LANE
BEARMAN, CALDWELL                                 SUITE 300
& BERKOWITZ, PC                                   JOHNSON CITY, TENNESSEE 37604
                                                  PHONE:  423.928.0181
                                                  FAX:  423.928.5694

                                                  MAILING ADDRESS:
                                                  ----------------
                                                  P.O. BOX 3038
                                                  JOHNSON CITY, TENNESSEE  37602

                                                  www.bakerdonelson.com

LINDA M. CROUCH-MCCREADIE
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

                                November 22, 2005

Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      United Tennessee Bankshares, Inc.
                  Form 8-K
                  Filed November 14, 2005
                  File No. 000-23551

Dear Mr. Pande:

     This letter responds to the comments received from the Staff of the Securities and Exchange Commission by letter dated November 18, 2005, to Mr. Richard G. Harwood, with respect to the above-referenced filing of United Tennessee Bankshares, Inc. (the "Company" or "Registrant").

     The following discussion summarizes the manner in which we have revised the Form 8-K in response to Staff comments made in the November 18, 2005 letter. The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the letter.

1. Registrant has revised the 8-K to provide the required disclosure pursuant to
Item 4.02(b) and to include the accountant's letter as an exhibit.

2. Registrant has revised the list of financial statements which should not be relied upon to include the financial statements included in its 10-QSB for the quarter ended March 31, 2005.

3. Registrant is working diligently to prepare the restated financials. It will file an amended Annual Report on Form 10-KSB for the year ended December 31, 2004 which will include the restated financials for the years ended December 31, 2003 and 2004 and will file amended Quarterly Reports for the quarters ended March 31, 2005 and June 30, 2005 to include the restated financials. Registrant anticipates making these amended filings on or about December 1, 2005.

          Registrant hereby acknowledges that

    - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

     If you have any questions or require additional information, please feel free to contact me.

                                        Very truly yours,

                                         /s/ Linda M. Crouch-McCreadie

                                        Linda M. Crouch-McCreadie

Enclosure

cc:      Richard G. Harwood



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